UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

(Full title of the Plan)

_________________________________________

CVS HEALTH CORPORATION

(Name of issuer of the securities held pursuant to the plan)

One CVS Drive

Woonsocket, RI 02895

(Address of principal executive offices of issuer)

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

YEARS ENDED DECEMBER 31, 2017 AND 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

401(k) Plan and the Employee Stock Ownership

Plan of CVS Health Corporation and Affiliated Companies

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2008.

Boston, Massachusetts
June 22, 2018

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value:
Cash	$63,045	$952
Mutual funds (Note 2 (b))	4,236,913,763	5,473,007,990
Common stock (Note 2 (b))	2,079,949,793	1,963,170,504
Common collective trust funds (Note 2 (b))	3,574,769,660	1,065,838,460
Total investments at fair value	9,891,696,261	8,502,017,906
Fully benefit-responsive investments at contract value:
Guaranteed investment contracts (Note 2 (b))	5,108,525	10,041,804
Synthetic guaranteed investment contracts (Note 2 (b))	374,357,966	327,623,711
Security-backed investment contracts (Note 2 (b))	409,734,820	383,746,214
Total fully benefit-responsive investments at contract value	789,201,311	721,411,729
Total investments	10,680,897,572	9,223,429,635

Receivables:
Interest and dividends (Note 2 (g))	891,252	2,316,132
Employer contributions (Note 1 (c))	11,518,660	10,572,288
Notes receivable from participants (Note 4)	218,673,141	206,594,433
Pending securities settlements (Note 2 (f))	20,827,046	—
Total receivables	251,910,099	219,482,853

Total assets	10,932,807,671	9,442,912,488

Liabilities:
Accrued expenses and other liabilities	(9,569,833)	(8,639,440)

Total liabilities	(9,569,833)	(8,639,440)

Net assets available for benefits	$10,923,237,838	$9,434,273,048

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Investment activity:
Interest and dividend income (Note 2 (g))	$149,545,013	$167,420,878
Realized and unrealized gains (Notes 3 and 5)	1,252,565,286	142,830,007
Total investment activity	1,402,110,299	310,250,885

Participant loan interest (Note 4)	8,757,857	7,779,555

Contributions:
Employer contributions (Note 1 (c))	287,350,822	263,550,780
Employee contributions (Note 1 (c))	483,467,516	435,827,758
Rollovers	66,770,593	125,262,935
Total contributions	837,588,931	824,641,473

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	738,187,015	602,708,027
Administrative expenses (Note 1 (g))	21,305,282	21,328,332
Total deductions	759,492,297	624,036,359

Net increase in net assets for the year before transfers	1,488,964,790	518,635,554
Omnicare assets transferred in (Note 1 (a))	—	503,810,387
Net increase in net assets for the year	1,488,964,790	1,022,445,941

Net assets beginning of the year	9,434,273,048	8,411,827,107

Net assets end of the year	$10,923,237,838	$9,434,273,048

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

Years Ended December 31, 2017 and 2016

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation (“CVS Health” or the “Company”) and Affiliated Companies (the “Plan” or “Future Fund”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                    Background

The Plan was established as of January 1, 1989. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an Administrative Subcommittee (the “Plan Administrator”) and an Investment Subcommittee and delegated certain fiduciary duties and responsibilities to each of the Subcommittees. The Benefit Plans Committee also appointed Conduent HR Services, LLC as the recordkeeper to assist with administering the Plan (the “Recordkeeper”) and the Bank of New York Mellon as the trustee (the “Trustee”). The Recordkeeper maintains participant account records and works with the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Administrator.

As part of the purchase of Omnicare, Inc. (“Omnicare”) on August 18, 2015, the Company assumed sponsorship of the Omnicare Employees’ Savings and Investment Plan (“S&I Plan”) and the NeighborCare, Inc. Union 401(k) Plan (“NeighborCare”). On December 31, 2016, the S&I Plan and NeighborCare were merged into the Plan. The S&I Plan was a defined contribution plan established in 1981 by Omnicare covering all full-time employees of Omnicare. NeighborCare was a defined contribution plan established in 2003 by NeighborCare, Inc., a subsidiary of Omnicare.

Omnicare employees who were eligible to participate in the S&I Plan and NeighborCare on or before

December 1, 2016, became eligible to participate in the Plan effective January 1, 2017.  The mergers resulted in a total transfer of assets with a value of $503,810,387 into the Plan on December 31, 2016, which have been included in the Statement of Net Assets Available for Benefits as of December 31, 2016 and the Statement of Changes in Net Assets Available for Benefits for the year then ended.

 (b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll of the month following 90 continuous days of service as a full-time employee;

•	The first payroll of the month following completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	The first payroll of the month following completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	A resident of Puerto Rico;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may direct the Company to contribute to their accounts from 1% to 85%, as a percentage or dollar amount, of the eligible compensation that would otherwise be due to them. Percentages can be elected in multiples of 1%, pursuant to a salary reduction agreement.  Each participant’s total elective deferrals for any calendar year may not exceed 85% of eligible compensation or the maximum elective deferral allowed by the Code, whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $18,000 for 2017 and 2016.

Plan participants are eligible to receive Company matching contributions on the first payroll following the completion of one year of service with the Company. The Plan provides an annual match of 100% up to 5% of an employee’s eligible compensation contributed to the Plan.  The maximum annual match per participant was $13,500 for 2017 and $13,250 for 2016.

All employees that are age 50 or over, before December 31 of the calendar year and who contribute the maximum amount to the Plan (as dollar limit or percentage) are permitted to make additional catch-up contributions. Catch-up contributions may be made up to an additional $6,000 for 2017 and 2016.

(d)                    Participant’s Account

Each participant’s account is credited with an allocable share of the participant’s selected Plan investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)                    Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account that they had at the time of the transfer. Participants are always fully vested in and have a non-forfeitable right to (1) their accounts upon retirement, death or disability and (2) any elective deferrals described in Note 1(c) and any rollover amounts they make to the Plan.

(f)                        Payment of Benefits

Upon termination of service by a participant, the Recordkeeper works with the Trustee to pay to the participant his or her benefit under one or more options, such as a single lump sum (including a rollover) or in equal annual installments over a period not to exceed the participant’s expected lifetime.

(g)                     Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2017 and 2016. Trustee’s fees were paid by the Plan for 2017 and 2016.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of the participant’s account is forfeited at the earlier of distribution or five years from the date of termination. As a result of the merger of the S&I Plan and NeighborCare into the Plan (see Note 1(a)), the Plan contains vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant does not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to the extent allowed by law reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

There were no cash forfeitures restored to participants upon resumption of employment in 2017 or 2016. The forfeitures for each year were applied to the administrative expenses of the Plan.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by and subject to the restrictions under the Plan. Participants may modify investment elections daily thereafter, subject to certain restrictions. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health, marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds (composed of marketable securities). The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

This fund may be appropriate for those who can keep their money invested for at least 10 years or who are willing to accept a higher level of risk. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Index, Morgan Stanley Capital International (“MSCI”) All Country World Index excluding the United States (“MSCI ACWI EX US”) Index, MSCI ACWI Index, Barclays Global Aggregate, and the Russell 2000 Index.

Conservative Lifestyle Fund

This fund may be appropriate for investors who will need access to their money in less than five years or who want to minimize their investment risk. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index and Stable Value. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund

The Vanguard Institutional 500 Index Trust Fund (a common collective trust fund) seeks to replicate the total return of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.  During 2017, this Fund was changed from the Vanguard Institutional 500 Index Fund (a mutual fund).

CVS Health Common Stock Fund

CVS Health Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Health common stock.

Diversified Bond Fund

The fund is co-managed by Loomis Sayles, Dodge & Cox, and Vanguard exclusively for Future Fund participants and seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

The American Funds New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI All Country World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

The fund is co-managed by Columbia Threadneedle, Mellon Capital, and Barrow Hanley exclusively for Future Fund participants and seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies.

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund seeks to provide investors inflation protection and income, consistent with investments in inflation-indexed securities. This fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

International Equity Fund

The fund is co-managed by Templeton, American Funds, and Vanguard exclusively for Future Fund participants and invests mainly in the common stock of companies based in international, developed-market countries, but will also include investments in developing, emerging-market countries.

International Equity Index Fund

The Vanguard Developed Markets Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe and the Pacific region. The fund employs a passive management investment approach designed to track the performance of the

FTSE Developed Markets EX North America Index, a broadly diversified index of foreign, developed-market stocks.

Large Cap Growth Fund

The fund is co-managed by Columbus Circle, T. Rowe Price, and Mellon Capital exclusively for Future Fund participants and seeks long-term growth of capital through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs a passive management investment approach designed to track the performance of the Center for Research in Security Prices (“CRSP”) Mid Cap Index, a broadly diversified index of the stocks of medium-size U.S. companies.

Moderate Lifestyle Fund

This fund may be appropriate for investors who can keep their money invested for at least five years. The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, MSCI ACWI EX US Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

The Vanguard Explorer Fund Admiral Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. This fund employs a passive management investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of the stocks of smaller U.S. companies.

Small Cap Value Fund

The fund is co-managed by Dimensional Fund Advisors, Sapience Investments, and Vanguard exclusively for Future Fund participants and seeks long-term growth by investing primarily in stocks of small- to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued.  During 2017, Sapience Investments and Vanguard replaced Wells Fargo Pelican.

Stable Value Fund

The fund is managed by Galliard Capital Management exclusively for Future Fund participants and seeks to preserve capital while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly rated insurance company contracts and bank investment contracts.

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Trust Fund (a common collective trust fund) seeks to generate returns that track the performance of the Barclays Capital Aggregate Bond Index and will maintain a dollar-weighted average maturity consistent with that of the index.  During 2017, this Fund was changed from the Vanguard Total Bond Market Fund (a mutual fund).

Socially Responsible Fund

The Neuberger Berman Socially Responsive Fund seeks long-term growth of capital by investing primarily in securities of companies that meet its value-oriented financial, environmental, social and governance criteria.  The Fund invests primarily in the common stocks of mid- to large-capitalization companies across different industries.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which include the application of accrual accounting.

(b)                      Investment Valuation

The value of the investments held at December 31, 2017 and 2016 are stated at fair value with the exception of the fully benefit-responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, the Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The Plan invests in fully benefit-responsive Guaranteed Investment Contracts (“GICs”) and synthetic GICs, and fully benefit-responsive security-backed investment contracts. Synthetic GICs are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. GICs and security-backed contracts are investment contracts issued by an insurance company backed by a portfolio underlying the contract that is maintained separately from the contract issuer’s general assets. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common Collective Trust (“CCT”) funds are valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)                      Benefits Paid

Distributions of benefits are recorded when paid.

(d)                        Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                      Purchases and Sales of Securities

Purchases and sales of securities are made on a trade-date basis.  Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan.

(g)                      Investment Income

Dividend and interest income is recorded when earned. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

(h)      Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are collateralized by the participant’s account balance and bear interest at a market rate (Prime + 1%). If a participant ceases to make loan repayments, the outstanding loan balance will be deemed defaulted and result in a taxable event to the participant.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•

Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

CCT funds: Valued at the NAV as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: These contracts meet the fully benefit-responsive investment contract criteria and are reported at contract value.

Security-backed investment contracts and synthetic GICs: These contracts meet the fully benefit-responsive investment contract criteria, and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The market value of CVS Health Common Stock was $72.50 and $78.91 per share at December 31, 2017 and 2016, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Investments at December 31, 2017
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$63,045	$—	$—	$63,045
Mutual funds	4,236,913,763	—	—	4,236,913,763
Common stock	2,079,949,793	—	—	2,079,949,793
Total investments at fair value	$6,316,926,601	$—	$—	6,316,926,601

Cash equivalents (1)				201,904,330
Stable value funds (2)				327,041,410
Bond funds (3)				747,715,020
Large cap funds (3)				2,298,108,900
Total common collective trust funds at NAV				3,574,769,660

GICs				5,108,525
Synthetic GICs				374,357,966
Security-backed contracts				409,734,820
Total investments at contract value				789,201,311

Total investments				$10,680,897,572

	Investments at December 31, 2016
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$952	$—	$—	$952
Mutual funds	5,473,007,990	—	—	5,473,007,990
Common stock	1,963,170,504	—	—	1,963,170,504
Total investments at fair value	$7,436,179,446	$—	$—	7,436,179,446

Cash equivalents (1)				235,844,273
Stable value funds (2)				320,982,209
Large cap funds (3)				416,709,536
Target retirement funds (4)				92,302,442
Total common collective trust funds at NAV				1,065,838,460

GICs				10,041,804
Synthetic GICs				327,623,711
Security-backed contracts				383,746,214
Total investments at contract value				721,411,729

Total investments				$9,223,429,635

(1)  This category includes common collective trust funds that are designed to seek as high of a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Participant-directed redemptions and the Plan have no restrictions across the funds.

(2)   This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a one-year redemption notice for the Galliard Managed Income Fund and the Putnam Stable Value Fund to liquidate its entire share.

(3)  These categories include common collective trust funds that are designed to track the performance of various indices. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a 60-day redemption notice for the BlackRock Global Allocation Collective Fund to liquidate its entire share.

(4)  This category includes common collective trust funds that are age-based and allocate investments based on target retirement date. There are no redemption restrictions on these funds.

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount that may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan, except that primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years only. Participants may have two loans outstanding at any time, but no more than one primary residence loan. Interest on loans is equal to the Prime Rate as of the prior month-end plus 1%.

Note 5 - Investment Policy

At December 31, 2017 and 2016, most of the Plan’s 401(k)-related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a CCT fund. This CCT fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan was amended and restated as of January 1, 2016. The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 16, 2017, stating that the Plan as amended and restated as of January 1, 2016, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Subsequent to this determination by the IRS, the Plan has been further amended.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2017 and 2016, certain Plan investments are investment funds managed by the Plan’s Trustee, The Bank of New York Mellon.  The Plan also invests in shares of CVS Health’s common stock and records associated dividend income.  Although these transactions qualify as party-in-interest transactions, they are exempt from the prohibited transaction rule under ERISA.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$10,923,237,838	$9,434,273,048
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	(1,351,827)	(1,430,498)
Net assets available for benefits per the Form 5500	$10,921,886,011	$9,432,842,550

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2017:

Total additions per the financial statements	$2,248,457,087
Add: Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts as of December 31, 2017	(1,351,827)
Less: Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts as of December 31, 2016	1,430,498
Total income per the Form 5500	$2,248,535,758

Note 10 - Investment Contracts with Insurance Companies

The Plan invests in fully benefit-responsive GICs and security-backed investment contracts. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The synthetic guaranteed investment contracts held by the Plan include a wrapper contract that provides a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset under-performance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan also invests in fully benefit-responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than 0%. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

The traditional investment contracts held by the Plan are GICs. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity dates.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include

(i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposits or redeem investments in security-backed investment contracts, with the issuer’s consent, for portfolio reallocation as part of the ongoing management of the Plan’s assets. No deposits may be made to a GIC. Except for benefit-responsive participant withdrawals, no redemptions may be made to a GIC other than any payments scheduled in the contract before the maturity date.

SUPPLEMENTAL SCHEDULE

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
Small Cap Growth Fund	3,070,076	Vanguard Explorer Fund	Mutual Fund	$271,425,427
Small Cap Index Fund	1,184,273	Vanguard Small Cap Index Fund	Mutual Fund	241,947,024
Mid Cap Index Fund	3,639,956	Vanguard Mid Cap Index Fund	Mutual Fund	759,622,352
International Equity Index Fund	46,932,239	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	1,058,791,310
Inflation-Protected Bond Fund	20,127,038	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	209,925,003
Socially Responsible Fund	236,712	Large Cap Equity Neuberger Berman	Mutual Fund	9,004,537
Global Equity Fund	8,044,557	American Funds-New Perspective Fund	Mutual Fund	347,283,531
Alternative Strategy Fund	5,173,775	Blackrock Global Allocation Collective Fund	Common Collective Trust Fund	62,890,335
Core Equity Fund	15,250,379	Vanguard Institutional 500 Index Trust Fund	Common Collective Trust Fund	1,747,845,969
U.S. Bond Index Fund	6,871,581	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	706,604,642

CVS Health Common Stock Fund	10,755,472	CVS Health Common Stock	CVS Health Corporation Common Stock	779,771,720
	9,472,899	EB Temporary Investment Fund II	Common Collective Trust Fund	9,472,899
		CVS Health Common Stock Fund Subtotal		789,244,619

	2,697,283	EB Temporary Investment Fund II	Common Collective Trust Fund	2,634,140
	57,349,595	BNY Mellon Cash Reserve Fund	Common Collective Trust Fund	57,349,595

Stable Value Fund			Separately Managed Fund
	9,113,569	Wells Fargo Fixed Income Fund F	Synthetic Contract	128,416,573
	10,405,061	Wells Fargo Fixed Income Fund L	Synthetic Contract	132,343,011
	9,314,062	Wells Fargo Fixed Income Fund N	Synthetic Contract	112,246,555
	5,108,525	Metropolitan Life Ins Co. - GICS	GIC	5,108,525
	726,859	Metropolitan Life Ins Co. - Short	Security-backed Contract	78,301,127
	1,244,985	Metropolitan Life Ins Co. - Intermediate	Security-backed Contract	141,032,250
	63,102	Massachusetts Mutual Life Ins., - Short	Security-backed Contract	65,836,360
	112,493	Massachusetts Mutual Life Ins.	Security-backed Contract	124,565,083
	104,938,911	*EB Temporary Investment Fund II	Common Collective Trust Fund	105,071,293
	173,225,030	Putnam Stable Value Fund	Common Collective Trust Fund	173,548,272
	6,797,203	Stable Value Fund D	Common Collective Trust Fund	153,493,139
		Stable Value Fund Subtotal		$1,219,962,188

Diversified Bond Fund		Loomis Sayles, Dodge & Cox and Vanguard	Separately Managed Fund
	14,944,731	Dodge & Cox Income Fund	Mutual Fund	$205,639,507
	15,811,891	Loomis Sayles Core Plus Bond Fund 1	Mutual Fund	206,117,870
	399,790	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	41,110,378
		Diversified Bond Fund Subtotal		$452,867,755

International Equity Fund		Templeton, American Funds, and Vanguard	Separately Managed Fund
	3,881,388	EuroPacific Growth Fund	Mutual Fund	$217,901,146
	9,533,988	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	209,652,395
	544,683	Vanguard Total International Stock Index Fund	Mutual Fund	66,467,666
	2,345,631	Vanguard International Growth Fund Admiral	Mutual Fund	224,195,364
		International Equity Fund Subtotal		$718,216,571

Small Cap Value Fund		Sapience Investments, Vanguard, and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund
	33,800	ACADIA HEALTHCARE CO INC	Common Stock	$1,102,894
	19,600	AIR LEASE CORP	Common Stock	944,524
	10,084	ALTRA INDUSTRIAL MOTION CORP	Common Stock	509,948
	15,250	AMEDISYS INC	Common Stock	803,827
	21,700	ARGO GROUP INTERNATIONAL HOLDI	Common Stock	1,337,805
	26,050	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	1,028,975
	555,100	ASCENA RETAIL GROUP INC	Common Stock	1,304,485
	39,500	ASPEN INSURANCE HOLDINGS LTD	Common Stock	1,603,700
	33,647	BANK OF NT BUTTERFIELD & SON L	Common Stock	1,221,050
	55,350	CARS.COM INC	Common Stock	1,596,294
	15,750	CATHAY GENERAL BANCORP	Common Stock	664,178
	32,450	CONTINENTAL BUILDING PRODUCTS	Common Stock	913,467
	38,400	CORECIVIC INC	Common Stock	880,128
	77,500	DIEBOLD NIXDORF INC	Common Stock	1,267,125
	26,850	EDUCATION REALTY TRUST INC	Common Stock	937,602
	11,450	ENPRO INDUSTRIES INC	Common Stock	1,070,690
	95,900	ENVISION HEALTHCARE CORP	Common Stock	3,314,304
	117,850	EVERTEC INC	Common Stock	1,608,652
	13,450	FIRST AMERICAN FINANCIAL CORP	Common Stock	753,738
	50,900	FIRST HAWAIIAN INC	Common Stock	1,485,262
	126,350	FORUM ENERGY TECHNOLOGIES INC	Common Stock	1,964,742
	15,100	GENESEE & WYOMING INC	Common Stock	1,188,823
	20,850	HANCOCK HOLDING CO	Common Stock	1,032,075
	54,830	INC RESEARCH HOLDINGS INC	Common Stock	2,390,588
	14,110	INTEGER HOLDINGS CORP	Common Stock	639,183

	26,109	KAR AUCTION SERVICES INC	Common Stock	1,327,904
	11,700	KIRBY CORP	Common Stock	781,560
	17,100	KNIGHT-SWIFT TRANSPORTATION HO	Common Stock	747,612
	23,130	LIBERTY GLOBAL PLC LILAC	Common Stock	466,069
	72,600	MICHAELS COS INC/THE	Common Stock	1,756,194
	16,700	NORTHWESTERN CORP	Common Stock	996,990
	138,200	OASIS PETROLEUM INC	Common Stock	1,162,262
	63,000	OUTFRONT MEDIA INC	Common Stock	1,461,600
	129,850	PARTY CITY HOLDCO INC	Common Stock	1,811,407
	55,650	PHYSICIANS REALTY TRUST	Common Stock	1,001,144
	30,000	POPULAR INC	Common Stock	1,072,200
	15,450	POST HOLDINGS INC	Common Stock	1,224,104
	65,900	REDWOOD TRUST INC	Common Stock	976,638
	58,050	RESOURCES CONNECTION INC	Common Stock	896,872
	33,250	RITCHIE BROS AUCTIONEERS INC	Common Stock	995,172
	45,900	RSP PERMIAN INC	Common Stock	1,867,212
	80,000	SALLY BEAUTY HOLDINGS INC	Common Stock	1,500,800
	48,005	SIGNET JEWELERS LTD	Common Stock	2,714,683
	28,500	SILGAN HOLDINGS INC	Common Stock	837,615
	38,650	STEELCASE INC	Common Stock	592,408
	83,250	STERLING BANCORP/DE	Common Stock	2,047,950
	17,100	TEREX CORP	Common Stock	824,562
	12,000	TEXAS CAPITAL BANCSHARES INC	Common Stock	1,066,800
	47,839	TREEHOUSE FOODS INC	Common Stock	2,366,117
	39,900	VERIFONE SYSTEMS INC	Common Stock	706,629
	30,150	WASHINGTON FEDERAL INC	Common Stock	1,032,637
	252,350	WEATHERFORD INTERNATIONAL PLC	Common Stock	1,052,300
	15,300	WINTRUST FINANCIAL CORP	Common Stock	1,260,261
	105,010	WPX ENERGY INC	Common Stock	1,477,491
	3,439,839	*EB Temporary Investment Fund II	Common Collective Trust Fund	3,442,693
	2,045,949	Vanguard Explorer Value Fund	Mutual Fund	75,004,509
	5,381,122	DFA US Targeted Value Portfolio	Mutual Fund	133,936,122
		Small Cap Value Fund Subtotal		$279,972,575

Growth & Income Fund		Columbia Threadneedle, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund
	22,100	AIR PRODUCTS & CHEMICALS INC	Common Stock	$3,647,163
	45,400	ALTRIA GROUP INC	Common Stock	3,271,978
	7,200	AMERCO	Common Stock	2,724,552
	41,000	AMERICAN EXPRESS CO	Common Stock	4,071,710
	33,100	AMERICAN INTERNATIONAL GROUP I	Common Stock	1,972,098
	20,100	ANTHEM INC	Common Stock	4,522,701
	161,376	BANK OF AMERICA CORP	Common Stock	4,763,820

17,000	BERKSHIRE HATHAWAY INC	Common Stock	3,369,740
17,796	BLACK KNIGHT INC	Common Stock	785,693
79,400	BP PLC	Common Stock	3,337,182
8,400	BROADCOM LTD	Common Stock	2,157,960
39,000	CAPITAL ONE FINANCIAL CORP	Common Stock	3,883,620
29,000	CARDINAL HEALTH INC	Common Stock	1,790,240
32,700	CARNIVAL CORP	Common Stock	2,170,299
32,100	CELANESE CORP	Common Stock	3,437,268
27,000	CHEVRON CORP	Common Stock	3,380,130
16,600	CIGNA CORP	Common Stock	3,371,294
69,100	CITIGROUP INC	Common Stock	5,141,731
76,200	COCA-COLA EUROPEAN PARTNERS PL	Common Stock	3,036,570
75,100	COMCAST CORP	Common Stock	3,007,755
63,000	CONOCOPHILLIPS	Common Stock	3,458,070
31,400	CVS HEALTH CORP	Common Stock	2,276,500
39,600	DOLLAR GENERAL CORP	Common Stock	3,683,196
49,485	DOWDUPONT INC	Common Stock	3,524,322
56,246	E*TRADE FINANCIAL CORP	Common Stock	2,788,114
36,100	EXPRESS SCRIPTS HOLDING CO	Common Stock	2,694,504
170,300	FAIRMOUNT SANTROL HOLDINGS INC	Common Stock	890,669
53,800	FNF GROUP	Common Stock	2,111,112
10,000	GENERAL DYNAMICS CORP	Common Stock	2,034,500
177,800	GENERAL ELECTRIC CO	Common Stock	3,123,946
91,700	HANESBRANDS INC	Common Stock	1,917,447
58,600	HESS CORP	Common Stock	2,781,742
208,100	HEWLETT PACKARD ENTERPRISE CO	Common Stock	3,003,923
15,480	JOHNSON & JOHNSON	Common Stock	2,162,866
71,393	JOHNSON CONTROLS INTERNATIONAL	Common Stock	2,739,349
46,270	JPMORGAN CHASE & CO	Common Stock	4,948,114
143,800	KEYCORP	Common Stock	2,900,446
248,070	KOSMOS ENERGY LTD	Common Stock	1,699,280
43,600	LOWE'S COS INC	Common Stock	4,052,184
21,700	LYONDELLBASELL INDUSTRIES NV	Common Stock	2,393,944
38,700	MEDTRONIC PLC	Common Stock	3,142,827
48,100	MERCK & CO INC	Common Stock	2,729,675
62,570	MICRO FOCUS INTERNATIONAL PLC	Common Stock	2,101,726
41,800	MICROCHIP TECHNOLOGY INC	Common Stock	3,673,384
40,400	MICROSOFT CORP	Common Stock	3,455,816
141,100	NAVIENT CORP	Common Stock	1,879,452
168,300	NEW YORK COMMUNITY BANCORP INC	Common Stock	2,191,266
38,500	NEWELL BRANDS INC	Common Stock	1,189,650
47,800	NIELSEN HOLDINGS PLC	Common Stock	1,739,920
49,700	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	2,646,525

40,500	OCCIDENTAL PETROLEUM CORP	Common Stock	3,014,415
69,100	ORACLE CORP	Common Stock	3,267,048
37,400	OWENS CORNING	Common Stock	3,446,410
92,522	PFIZER INC	Common Stock	3,351,147
23,300	PHILIP MORRIS INTERNATIONAL IN	Common Stock	2,486,576
31,400	PHILLIPS 66	Common Stock	3,176,110
24,400	PNC FINANCIAL SERVICES GROUP I	Common Stock	3,520,676
59,000	QUALCOMM INC	Common Stock	3,777,180
22,300	ROYAL CARIBBEAN CRUISES LTD	Common Stock	2,673,324
49,800	SANOFI	Common Stock	2,141,400
47,200	SEAWORLD ENTERTAINMENT INC	Common Stock	640,504
383,800	SLM CORP	Common Stock	4,336,940
46,700	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	4,079,245
21,800	STANLEY BLACK & DECKER INC	Common Stock	3,699,242
34,900	STATE STREET CORP	Common Stock	3,421,247
60,169	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	1,140,202
34,800	TEXAS INSTRUMENTS INC	Common Stock	3,634,512
110,300	TWENTY-FIRST CENTURY FOX INC	Common Stock	3,808,659
26,325	UNITED TECHNOLOGIES CORP	Common Stock	3,358,280
19,000	UNITEDHEALTH GROUP INC	Common Stock	4,188,740
64,910	VERIZON COMMUNICATIONS INC	Common Stock	3,435,686
62,000	VERMILION ENERGY INC	Common Stock	2,262,481
37,000	VERSUM MATERIALS INC	Common Stock	1,400,450
61,900	WELLS FARGO & CO	Common Stock	3,755,473
17,500	WILLIS TOWERS WATSON PLC	Common Stock	2,646,350
68,300	XL GROUP LTD	Common Stock	2,416,454
			222,856,724

904,100	AES CORP/VA	Common Stock	9,791,403
167,600	ALTRIA GROUP INC	Common Stock	12,090,944
203,300	AMERICAN INTERNATIONAL GROUP I	Common Stock	12,112,614
219,942	ANADARKO PETROLEUM CORP	Common Stock	11,797,689
228,500	APPLIED MATERIALS INC	Common Stock	11,680,920
651,700	BANK OF AMERICA CORP	Common Stock	19,238,184
143,000	BAXTER INTERNATIONAL INC	Common Stock	9,267,456
169,000	BRISTOL-MYERS SQUIBB CO	Common Stock	10,356,320
246,600	CSX CORP	Common Stock	13,565,466
89,641	CHEVRON CORP	Common Stock	11,222,157
183,300	CITIGROUP INC	Common Stock	13,639,353
318,600	CORNING INC	Common Stock	10,192,014
36,600	COSTCO WHOLESALE CORP	Common Stock	6,811,992
85,000	EXPRESS SCRIPTS HOLDING CO	Common Stock	6,344,400

	180,300	FMC CORP	Common Stock	17,098,317
	200,200	HALLIBURTON CO	Common Stock	9,783,774
	86,600	HONEYWELL INTERNATIONAL INC	Common Stock	13,280,976
	55,400	HUMANA INC	Common Stock	13,766,278
	127,400	JPMORGAN CHASE & CO	Common Stock	13,624,156
	201,700	JUNIPER NETWORKS INC	Common Stock	5,748,450
	137,200	LOWE'S COS INC	Common Stock	12,751,368
	128,500	MARATHON PETROLEUM CORP	Common Stock	8,478,430
	204,000	METLIFE INC	Common Stock	10,314,240
	238,700	MORGAN STANLEY	Common Stock	12,524,589
	106,700	NEXTERA ENERGY INC	Common Stock	16,665,473
	94,000	PHILIP MORRIS INTERNATIONAL IN	Common Stock	10,031,680
	233,789	QUALCOMM INC	Common Stock	14,967,172
	367,900	TERADATA CORP	Common Stock	14,149,434
	179,873	TYSON FOODS INC	Common Stock	14,582,304
	81,400	UNION PACIFIC CORP	Common Stock	10,915,740
	78,400	UNITED TECHNOLOGIES CORP	Common Stock	10,001,488
	285,600	UNUM GROUP	Common Stock	15,676,584
	122,100	VALERO ENERGY CORP	Common Stock	11,222,211
	351,500	VERIZON COMMUNICATIONS INC	Common Stock	18,604,895
	229,000	WELLS FARGO & CO	Common Stock	13,893,430
	356,800	WILLIAMS COS INC/THE	Common Stock	10,878,832
				437,070,733

		Cash	Cash	14,700
	740,831	CVS Mellon Capital Management Fund	Common Collective Trust Fund	197,675,898
	5,201,049	*EB Temporary Investment Fund II	Common Collective Trust Fund	5,206,883
	12,875,521	*EB Temporary Investment Fund II	Common Collective Trust Fund	12,889,243

		Growth & Income Fund Subtotal		$875,714,181

Large Cap Growth Fund		TRowe Price, Mellon Capital Fund and Columbus Circle Core Equity Fund	Separately Managed Fund
	60,800	ACTIVISION BLIZZARD INC	Common Stock	$3,849,856
	17,700	AIR PRODUCTS & CHEMICALS INC	Common Stock	2,921,031
	23,100	ALEXION PHARMACEUTICALS INC	Common Stock	2,762,529
	27,300	ALIBABA GROUP HOLDING LTD	Common Stock	4,707,339
	12,000	ALIGN TECHNOLOGY INC	Common Stock	2,666,280
	12,163	ALPHABET INC-CL A	Common Stock	12,812,504
	11,593	AMAZON.COM INC	Common Stock	13,557,666
	82,375	APPLE INC	Common Stock	13,940,321
	131,200	APPLIED MATERIALS INC	Common Stock	6,706,944
	15,800	ARISTA NETWORKS INC	Common Stock	3,722,164

86,000	BAXTER INTERNATIONAL INC	Common Stock	5,570,880
16,526	BROADCOM LTD	Common Stock	4,245,529
28,800	CAPITAL ONE FINANCIAL CORP	Common Stock	2,867,904
61,900	CATERPILLAR INC	Common Stock	9,754,202
123,000	CHARLES SCHWAB CORP/THE	Common Stock	6,318,510
62,300	CHEMOURS CO/THE	Common Stock	3,118,738
116,800	CITIZENS FINANCIAL GROUP INC	Common Stock	4,903,264
41,900	CONTINENTAL RESOURCES INC/OK	Common Stock	2,219,443
18,500	CUMMINS INC	Common Stock	3,267,840
32,800	DEERE & CO	Common Stock	5,153,208
44,263	DIAMONDBACK ENERGY INC	Common Stock	5,588,204
57,000	DOLLAR TREE INC	Common Stock	6,116,670
52,600	ESTEE LAUDER COS INC/THE	Common Stock	6,692,824
67,180	FACEBOOK INC	Common Stock	11,854,583
18,586	FEDEX CORP	Common Stock	4,647,243
32,061	FLEETCOR TECHNOLOGIES INC	Common Stock	6,169,498
49,200	FMC CORP	Common Stock	4,665,390
15,977	IDEXX LABORATORIES INC	Common Stock	2,498,483
16,957	INTUITIVE SURGICAL INC	Common Stock	6,188,288
75,100	KNIGHT-SWIFT TRANSPORTATION HO	Common Stock	3,283,372
23,221	LAM RESEARCH CORP	Common Stock	4,285,900
40,931	MASTERCARD INC	Common Stock	6,195,316
68,700	MICRON TECHNOLOGY INC	Common Stock	2,824,944
103,300	MICROSOFT CORP	Common Stock	8,836,282
37,730	NETFLIX INC	Common Stock	7,242,651
29,400	PVH CORP	Common Stock	4,033,974
26,100	RED HAT INC	Common Stock	3,134,610
18,800	ROCKWELL AUTOMATION INC	Common Stock	3,691,380
44,971	ROYAL CARIBBEAN CRUISES LTD	Common Stock	5,391,124
33,468	S&P GLOBAL INC	Common Stock	5,669,479
34,000	SERVICENOW INC	Common Stock	4,433,260
6,800	SHERWIN-WILLIAMS CO/THE	Common Stock	2,788,272
74,500	SQUARE INC	Common Stock	2,582,915
17,200	STANLEY BLACK & DECKER INC	Common Stock	2,918,668
20,600	SVB FINANCIAL GROUP	Common Stock	4,815,662
26,500	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	2,909,170
22,316	THERMO FISHER SCIENTIFIC INC	Common Stock	4,240,709
15,300	UNIVERSAL DISPLAY CORP	Common Stock	2,641,545
87,700	URBAN OUTFITTERS INC	Common Stock	3,074,762
26,300	VANTIV INC	Common Stock	1,934,365
27,400	VERTEX PHARMACEUTICALS INC	Common Stock	4,106,164
77,896	VISA INC	Common Stock	8,881,702

28,900	WALMART INC	Common Stock	2,868,614
32,457	WYNN RESORTS LTD	Common Stock	5,471,926
37,000	XPO LOGISTICS INC	Common Stock	3,388,830
			281,132,931

8,300	ACTIVISION BLIZZARD INC	Common Stock	525,556
14,783	AETNA INC	Common Stock	2,666,705
2,000	AGILENT TECHNOLOGIES INC	Common Stock	134,238
19,700	ALASKA AIR GROUP INC	Common Stock	1,448,147
24,591	ALEXION PHARMACEUTICALS INC	Common Stock	2,940,838
62,578	ALIBABA GROUP HOLDING LTD	Common Stock	10,790,325
100	ALLERGAN PLC	Common Stock	16,358
5,360	ALPHABET INC-CL A	Common Stock	5,646,224
12,190	ALPHABET INC-CL C	Common Stock	12,755,616
22,050	AMAZON.COM INC	Common Stock	25,786,814
90,500	AMERICAN AIRLINES GROUP INC	Common Stock	4,708,715
300	AMERICAN EXPRESS CO	Common Stock	29,793
17,264	AMERICAN TOWER CORP	Common Stock	2,475,420
3,000	AMERIPRISE FINANCIAL INC	Common Stock	508,410
200	ANALOG DEVICES INC	Common Stock	17,806
7,100	ANTHEM INC	Common Stock	1,597,571
37,700	APPLE INC	Common Stock	6,379,971
6,100	APTIV PLC	Common Stock	517,463
1,600	ASML HOLDING NV	Common Stock	278,112
1,300	BALL CORP	Common Stock	49,205
4,300	BANK OF NEW YORK MELLON CORP/T	Common Stock	231,598
21,157	BECTON DICKINSON AND CO	Common Stock	4,528,868
7,300	BIOGEN INC	Common Stock	2,325,561
28,700	BOEING CO/THE	Common Stock	8,463,917
11,100	BROADCOM LTD	Common Stock	2,851,590
3,300	CANADIAN PACIFIC RAILWAY LTD	Common Stock	604,590
6,257	CELGENE CORP	Common Stock	652,981
22,400	CHARLES SCHWAB CORP/THE	Common Stock	1,150,688
1,500	CHUBB LTD	Common Stock	220,260
16,400	CIGNA CORP	Common Stock	3,330,676
3,200	CINTAS CORP	Common Stock	498,656
4,500	CITIGROUP INC	Common Stock	334,845
2,600	CONSTELLATION BRANDS INC	Common Stock	594,282
600	COSTAR GROUP INC	Common Stock	178,170
300	COSTCO WHOLESALE CORP	Common Stock	55,836
5,300	CSX CORP	Common Stock	291,553
15,180	CTRIP.COM INTERNATIONAL LTD	Common Stock	669,438
36,600	DANAHER CORP	Common Stock	3,402,434

17,600	DELTA AIR LINES INC	Common Stock	985,600
16,100	DOLLAR GENERAL CORP	Common Stock	1,497,461
3,056	DOWDUPONT INC	Common Stock	217,648
13,900	ELECTRONIC ARTS INC	Common Stock	1,460,334
1,927	EQUINIX INC	Common Stock	873,355
87,800	FACEBOOK INC	Common Stock	15,493,188
400	FEDEX CORP	Common Stock	100,016
7,600	FERRARI NV	Common Stock	796,784
14,600	FIDELITY NATIONAL INFORMATION	Common Stock	1,373,714
368	FIRST REPUBLIC BANK/CA	Common Stock	31,883
19,300	FISERV INC	Common Stock	2,530,809
4,900	FLEETCOR TECHNOLOGIES INC	Common Stock	942,907
25,100	FORTIVE CORP	Common Stock	1,816,048
20,600	GLOBAL PAYMENTS INC	Common Stock	2,064,944
4,500	HARRIS CORP	Common Stock	637,425
12,116	HILTON WORLDWIDE HOLDINGS INC	Common Stock	967,584
15,900	HOME DEPOT INC/THE	Common Stock	3,013,527
14,900	HONEYWELL INTERNATIONAL INC	Common Stock	2,285,064
7,400	HUMANA INC	Common Stock	1,838,678
901	IHS MARKIT LTD	Common Stock	40,680
495	ILLUMINA INC	Common Stock	108,152
1,900	INCYTE CORP	Common Stock	179,949
43,578	INTERCONTINENTAL EXCHANGE INC	Common Stock	3,074,864
18,800	INTUIT INC	Common Stock	2,966,264
10,930	INTUITIVE SURGICAL INC	Common Stock	3,988,794
19,800	JPMORGAN CHASE & CO	Common Stock	2,117,412
900	LAM RESEARCH CORP	Common Stock	166,513
1,400	LOWE'S COS INC	Common Stock	130,116
24,800	MARRIOTT INTERNATIONAL INC/MD	Common Stock	3,366,104
6,100	MARSH & MCLENNAN COS INC	Common Stock	496,479
51,400	MASTERCARD INC	Common Stock	7,779,904
8,500	MCDONALD'S CORP	Common Stock	1,463,020
1,600	MERCK & CO INC	Common Stock	90,800
500	MGM RESORTS INTERNATIONAL	Common Stock	16,695
9,500	MICROCHIP TECHNOLOGY INC	Common Stock	834,860
154,500	MICROSOFT CORP	Common Stock	13,215,930
3,400	MONSTER BEVERAGE CORP	Common Stock	215,186
128,200	MORGAN STANLEY	Common Stock	6,726,654
14,300	NETFLIX INC	Common Stock	2,745,028
1,900	NEXTERA ENERGY INC	Common Stock	296,761
2,400	NORTHROP GRUMMAN CORP	Common Stock	736,584
4,300	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	228,975
100	O'REILLY AUTOMOTIVE INC	Common Stock	24,054

54,400	PAYPAL HOLDINGS INC	Common Stock	4,004,928
10,100	PHILIP MORRIS INTERNATIONAL IN	Common Stock	1,077,872
6,030	PRICELINE GROUP INC/THE	Common Stock	10,478,572
8,700	PROGRESSIVE CORP/THE	Common Stock	489,984
200	RAYTHEON CO	Common Stock	37,570
17,990	RED HAT INC	Common Stock	2,160,599
100	REGENERON PHARMACEUTICALS INC	Common Stock	37,596
6,600	ROPER TECHNOLOGIES INC	Common Stock	1,709,400
29,000	ROSS STORES INC	Common Stock	2,327,250
12,800	ROYAL CARIBBEAN CRUISES LTD	Common Stock	1,534,464
5,300	S&P GLOBAL INC	Common Stock	897,820
50,200	SALESFORCE.COM INC	Common Stock	5,131,946
1,000	SBA COMMUNICATIONS CORP	Common Stock	163,360
2,200	SEMPRA ENERGY	Common Stock	237,033
33,000	SERVICENOW INC	Common Stock	4,302,870
3,800	SHERWIN-WILLIAMS CO/THE	Common Stock	1,558,152
352	SHIRE PLC	Common Stock	54,602
6,400	STANLEY BLACK & DECKER INC	Common Stock	1,086,016
800	STARBUCKS CORP	Common Stock	45,944
25,400	STATE STREET CORP	Common Stock	2,489,962
28,300	STRYKER CORP	Common Stock	4,395,273
15,100	SYMANTEC CORP	Common Stock	423,706
1,500	TAPESTRY INC	Common Stock	66,851
85,236	TD AMERITRADE HOLDING CORP	Common Stock	4,358,117
134,500	TENCENT HOLDINGS LTD	Common Stock	6,983,240
5,584	TESLA INC	Common Stock	1,738,578
7,700	TEXAS INSTRUMENTS INC	Common Stock	804,188
500	TEXTRON INC	Common Stock	28,305
15,890	THERMO FISHER SCIENTIFIC INC	Common Stock	3,019,577
800	TJX COS INC/THE	Common Stock	61,168
300	ULTA BEAUTY INC	Common Stock	67,098
400	UNION PACIFIC CORP	Common Stock	53,640
2,600	UNITED CONTINENTAL HOLDINGS IN	Common Stock	175,240
37,100	UNITEDHEALTH GROUP INC	Common Stock	8,179,066
8,800	VANTIV INC	Common Stock	647,240
30,000	VERTEX PHARMACEUTICALS INC	Common Stock	4,495,800
83,300	VISA INC	Common Stock	9,497,866
4,700	VMWARE INC	Common Stock	589,004
14,200	WILLIS TOWERS WATSON PLC	Common Stock	2,147,324
13,300	WORKDAY INC	Common Stock	1,353,142
1,531	XILINX INC	Common Stock	103,220
32,500	YUM! BRANDS INC	Common Stock	2,652,325
3,700	ZOETIS INC	Common Stock	266,548

			291,528,433

	Cash	Cash	48,345
909,232	*EB Temporary Investment Fund II	Common Collective Trust Fund	910,472
4,919,526	*EB Temporary Investment Fund II	Common Collective Trust Fund	4,927,112
1,465,483	EB DL NON SL LARGE CAP GROWTH	Common Collective Trust Fund	289,696,698

	Large Cap Growth Fund Subtotal		$868,243,991

	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$218,673,141

	Total Assets Held in the Plan		$10,898,218,886

*Party-in-interest

**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where Current Value represents contract value.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Date: June 22, 2018	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer